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                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549

                            -------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

           SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

            HISTORIC PRESERVATION PROPERTIES 1989 LIMITED PARTNERSHIP
                            (Name of Subject Company)

          Boston Historic Partners Limited Partnership, General Partner
                      (Name of Person(s) Filing Statement)

                             ----------------------

                            Limited Partnership Units
                         (Title of Class of Securities)

                             ----------------------

                               Mark Tarallo, Esq.
                              Holland & Knight LLP
                               10 St. James Avenue
                                Boston, MA 02116
                                 (617) 523-2700


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

_____ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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Item 1.  Subject Company Information.

         The name, address and telephone number of the subject company are as follows:

                  Historic Preservation Properties 1989 Limited Partnership 45 Broad Street, 3rd Floor
                  Boston, MA 02109
                  (617) 422-5815

         The title and number of the class of equity securities to which this Statement relates are 26,588 Units of Limited Partnership Interest ("Units") in Historic Preservation Properties 1989 Limited Partnership ("Partnership"). There are currently 26,588 Units issued and outstanding, held by 2,407 limited partners.

Item 2.  Identity and Background of Filing Person.

         The name, address and telephone number of the filing person are as follows:

                  Boston Historic Partners Limited Partnership
                  45 Broad Street, 3rd Floor
                  Boston, MA 02109
                  (617) 422-5815

         The filing person is the General Partner of the Partnership. Boston Historic Partners Limited Partnership holds a 1% General Partner Interest in the Partnership and serves as its General Partner.

         The Statement relates to the tender offer initiated on or about November 29, 2002 for up to Three Thousand Nine Hundred Eighty-eight (3,988) of the outstanding units of limited partner interest in the Partnership by:

                  Equity Resource Arlington Fund Limited Partnership 44 Brattle Street
                  Cambridge, MA 02138

         The tender offeror will hereinafter be referred to as "Equity Resource". The Equity Resource tender offer will hereinafter be referred to as the "Equity Offer".

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

         Other than the November 15, 2002 written request from Equity Resource, for a list of the limited partners of the Partnership, for the purposes of conducting the Equity Offer and Equity Resource's discussions with the Partnership's counsel, regarding the Partnership's compliance with that request, the General Partner of the Partnership has had no contact or negotiations with Equity Resource. There are no agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the filing person or its affiliates and (i) the Partnership or its affiliates or (ii) Equity Resource, its executive officers, directors or affiliates.

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Item 4.  The Solicitation or Recommendation.

         The filing person, in its capacity as General Partner, reviewed and considered the Equity Offer on behalf of the Partnership. For the reasons stated below, the General Partner is expressing no opinion and is remaining neutral with respect to the Equity Offer.

         - Neither the Partnership nor, to the General Partner's knowledge, Equity Resource has retained a third party to perform an evaluation to determine whether the price offered in the Equity Offer is fair.

         - As the market for the Units is an illiquid market, the Equity Offer will provide the limited partners with an opportunity to liquidate their investment in the Partnership.

         - Limited partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties, although there can be no assurance as to the timing, amount or occurrence of any future distributions.

         - Limited partners who tender their Units could recognize a taxable gain upon sale of their Units; therefore, the Limited Partners should consult with their respective advisors about the financial, tax, legal and other consequences of the Equity Offer.

         Neither the Partnership, nor the General Partner of the Partnership, nor any executive officer, director, affiliates or subsidiaries of the General Partner of the Partnership, intend to tender or sell the Units that are held of record or beneficially owned by them pursuant to the Equity Offer.

Item 5.  Persons Retained, Employed or to be Compensated.

         Neither the Partnership, nor the General Partner of the Partnership, nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to the Limited Partners on its behalf concerning the Equity Offer.

Item 6.  Interest in Securities of the Subject Company.

         Neither the General Partner of the Partnership, nor any executive officer, director, affiliates or subsidiaries of the General Partner of the Partnership have effected any transactions in the Partnership's securities in the past 60 days.

         Neither the General Partner of the Partnership, nor any executive officer, director, affiliates or subsidiaries of the General Partner of the Partnership, intend to tender to the bidder or sell any units held of record. All such units will be held.


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Item 7.  Purposes of the Transaction and Plans or Proposals.

         The Partnership is not undertaking or engaged in any negotiations in response to the Equity Offer that relate to:

         1. A tender offer or other acquisition of the Partnership's securities by Boston Historic Partners Limited Partnership, any of its affiliates, or any other person; or

         2. Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or its subsidiaries

              a) Any purchase, sale or transfer of a material amount of assets of the Partnership;

              b) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

Item 8.  Additional information.

         None.

Item 9.  Exhibits.

         Exhibit A attached hereto is a letter, dated December 4, 2002, by the General Partner to the holders of Limited Partner Units of the Partnership.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                HISTORIC PRESERVATION PROPERTIES 1989
                                    LIMITED PARTNERSHIP

                                By: Boston Historic Partners Limited
                                      Partnership, General Partner

                                    By: Portfolio Advisory Services, Inc.,
                                          General Partner

Date: December 4, 2002                  By: /s/ Terrence P. Sullivan
      ----------------                      ---------------------------------
                                            Terrence P. Sullivan,
                                              President
                                    and

Date: December 4, 2002                  By: /s/ Terrence P. Sullivan
      ----------------                      ---------------------------------
                                            Terrence P. Sullivan,
                                               General Partner